

Mail Stop 3561

June 28, 2016

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

  Re: Azure Power Global Limited
    Amendment No. 4 to Registration Statement on Form F-1
    Filed June 15, 2016
    Response dated June 23, 2016
    File No. 333-208584

Dear Wadhwa:

  We have reviewed your amended registration statement and your June 23, 2016 submission, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Capitalization, page 54</u>

1. We note your disclosure on page 11 of your letter filed June 23, 2016 that 24,412,584 equity shares will be outstanding prior to the offering. However, your disclosures in the Capitalization table on page 55 of the letter, as well as the proposed disclosure on page 141, indicate that there were 23,802,624 pro forma shares issued and outstanding prior to the offering. Please tell us the reason for the difference between these figures and revise and/or clarify your disclosures accordingly. If the difference relates to the assumed exercise of stock options, as noted on pages 6 and 7, tell us why shares issuable upon stock option exercise should be included in the pre- and post-offering share totals on page 11.

2. We note your proposed disclosure on pages 6 and 54 of your letter filed June 23, 2016 that, on a pro forma basis, you will issue 3,934,179 equity shares to the non-founder investors upon conversion of the compulsorily convertible preferred stock and compulsorily convertible debentures. We also note your disclosure that you will complete a 26 for 1 stock split immediately prior to the completion of this offering and that at March 31, 2016 you had 109,880 pre-split equity shares issued and outstanding. Based on the conversion ratio and the proposed stock split ratio, it appears that more than 3,934,179 equity shares will be issued upon the conversion of all convertible securities. Please revise your disclosure to quantify the number of equity shares to be issued upon conversion of all convertible securities, including your mezzanine-classified CCPS, liability-classified CCPS, and CCDs. With reference to the stock split ratio and the conversion provisions and conversion ratios applicable to your convertible securities disclosed in footnotes 10 and 14 of your financial statements, please provide us with your calculations of the converted equity shares attributable to each CCPS series and each CCD issuance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Expense, page 82

3. Please revise your disclosure to indicate that your effective tax rate decreased, as opposed to increased, from fiscal 2015 to 2016 and to explain in sufficient detail the reasons for the decline in your effective tax rate.

Cash Flow Data

Investing Activities, page 88

4. You disclose that your cash outflow during the year ended March 31, 2015 was primarily due to Rs. 8,426.0 of property, plant and equipment purchases offset, in part, by Rs. 927.9 million of proceeds from the sale of available for sale investments and the redemption of Rs. 624.5 million of investments in term deposits. However, we note from your statements of cash flows that you had net inflows of Rs. 13.9 million related to the purchase and sale of available for sale investments and that you purchased, rather than redeemed, Rs. 624.5 million of term deposits. Please revise your explanation of the changes in your cash used in investing activities for the year ended March 31, 2015 or tell us why you believe no revision is required.

Industry, page 93

5. Please disclose the basis for the recently included assertions about your industry. Please also provide independent supplemental materials, with appropriate markings and page

references in your response. The following are examples only of some of your recently included industry assertions:

- "According to World Energy Outlook 2015, India requires 134GW of new capacity by 2020." (Page 93).
- "[t]he government hopes to improve the financial and operational efficiency improvements of such power procurers through initiatives such as interest rate reduction, debt takeover by states and reduced transmission losses." (Page 94).
- "The central government has announced plans to invest a total of approximately US$300 billion in power infrastructure from 2012 to 2017." (Page 95).
- "India received approximately US$39 billion in foreign direct investment in 2015 …." (Page 96).
- "India is expected to be the fourth largest country by solar capacity additions in 2016." (Page 98).

Principal and Selling Shareholders, page 141

6. Although the number of shares held by "All Directors and Officers as a Group" presented in your letter dated June 23, 2016 is 3,274,882 shares, the sum of the shares shown for these individuals totals 3,130,608 shares. Please either revise your table or tell us and disclose the reasons for the difference.

Related party Transactions, page 144

7. Disclose the amount you paid in rent on your guest home during fiscal 2016.

Consolidated Financial Statements for the Years Ended March 31, 2016 and 2015

Note 11. Income Taxes, page F-31

8. The balance sheet amounts presented for deferred tax assets and deferred tax liabilities as of March 31, 2016 do not agree with the amounts presented in Note 11 on either a gross or a net basis. Please revise as appropriate or explain to us you believe no revision is necessary.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Thomas Ivey, Esq.
       Sandeep Chopra